March 3, 2009

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Att: Ms. Cathey Baker and/or James Lopez

Re:        Omagine, Inc.
Registration Statement on Form S-1
File No. 333-156928
Filed on January 23, 2009

Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2008
Form 10-KSB for the fiscal year ended December 31, 2007
File No. 0-17264

Dear Ms. Baker and Mr. Lopez:

This letter responds to comments contained in the Staff letter, dated February 20, 2009 and addressed to Mr. Mr. Frank Drohan, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Registration Statement and the above referenced quarterly and annual filings.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Registration Statement and filed an amended Registration Statement accordingly (the “Amended Registration Statement”).

Form S-1

General

1.
Please file each material agreement that is related to the Oman Project and ensure that the material terms are clearly described in the prospectus. For example, we note the statement on page 17 that "[t]he Company has signed a contract with CCC regarding (i) its $49 million investment in the Project Company, and (ii) the appointment of CCC's Omani based subsidiary company as the general contractor for the construction of the Omagine Project." We also note the statement in the Form 8-K filed July 14, 2008 regarding “specific terms for the Omagine Project that were recently agreed to in writing between the Government of Oman and the Company as well as the identities of the Omani investors." Please file any material agreements related to the Oman Project and revise accordingly. You may wish to consider the provisions of Rule 406 concerning confidential treatment of information filed with the Commission. See also Staff Legal Bulletin No. 1 (with Addendum), "Confidential Treatment Requests," February 28, 1997 (Addendum included, July 11, 2001).

Response:

The most important agreement relating to the Omagine Project is the development agreement which is required to be signed by the Government of Oman and the developer proposing the development project (the “DA”). The DA for the Omagine Project has not yet been signed. The Company believes that the proposed terms of the DA are substantially agreed with the Government and the Company and the Government are scheduled to meet on March 16, 2009 to finalize the wording of the DA. The material terms of the proposed DA are disclosed in the Registration Statement and in the Company’s previous periodic filings. (See: Description of Business – The Omagine Project). A copy of the DA cannot be attached as an Exhibit to a filing until the DA is actually signed by the Project Company and the Government.

Other material agreements relating to the Omagine Project are:

(i)
the contract dated December 9, 2007 among Consolidated Contractors International Company S.A., a Panamanian corporation (“CCIC”) and Consolidated Contractors Company Oman, LLC, an Omani corporation (“CCC”) on the one hand and Journey of Light, Inc. (“JOL”) on the other hand (the “CCIC Agreement”), and

The material terms of the CCIC Agreement are described in the Registration Statement on Form S-1 (See: Description of Business – The Omagine Project).  A copy of the CCIC Agreement was filed as Exhibit No. 99.1 to the Company’s report on Form 10-KSB for the fiscal year ended December 31, 2007.

(ii)	the memorandum of understanding agreement dated November 21, 2007 between Bank Muscat SAOG and JOL (the “Bank Muscat Agreement”).

(iii)
the memorandum of understanding agreement dated June 8, 2008 between Omani Union Real Estate Development Company LLC, an Omani limited liability company (“ORDC”), on the one hand and OMAG, JOL and CCIC on the other hand (the “ORDC Agreement”), and

(iv)
the memorandum of understanding agreement dated June 26, 2008 between the Office of Royal Court Affairs, an Omani organization (“RCA”), on the one hand and OMAG, JOL and CCIC on the other hand (the “RCA Agreement”), and

(v)
the memorandum of understanding agreement dated May 26, 2008 between Mohammed Nasser Al-Khasibi, an Omani citizen (“MNK”), on the one hand and OMAG, JOL and CCIC on the other hand (the “MNK Agreement”).

The material terms of the ORDC Agreement, the RCA Agreement and the MNK Agreement (collectively, the “Omani Investor Agreements”) and the  material terms of the Bank Muscat Agreement are described in the Registration Statement on Form S-1 (See: Description of Business – The Omagine Project) and this section of the Registration Statement has been revised and amended to provide greater clarification. The Omani Investor Agreements will be filed as Exhibits 10.6, 10.7, 10.8 and The Bank Muscat Agreement will be filed as Exhibit 10.9 under Item 16 of the Registration Statement.

In its letter to the Company in May 2008 (the “Approval Letter”), the Government approved the specific terms pursuant to which the Omagine Project would be developed. In its letter to the Government dated May 31, 2008 (the “Acceptance Letter”), the Company accepted the terms specified in the Approval Letter and provided the Government with the identities [as identified in sub-paragraphs (iii), (iv), and (v) above] of the Omani investors. The Approval Letter and the Acceptance Letter have been filed as Exhibits 99.1 and 99.2 under Item 16 of the Registration Statement on Form S-1.

2.
In addition, please describe any oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601(b)(10). See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Reponse:

As disclosed in the Registration Statement on Form S-1 (See: Description of Business – The Omagine Project), the CCIC Agreement, the Omani Investor Agreements and the Bank Muscat Agreement have expired. Other than the Company’s oral agreement with CCIC, Bank Muscat and with each of the parties to the Omani Investor Agreements, there are no oral agreements that would be required, if they were written, to be filed as exhibits pursuant to Item 601 (b)(10).

3.
Please revise to disclose clearly the parties involved in the Oman project, their relationships to you and, as updated to the most recent practicable date, their anticipated roles in the Oman project. For example, it is unclear who or what you are referring to as CCC, "a prominent Omani person" and "Omani company formed by leading Omani businessmen." It is unclear if any of the material parties to the project are affiliated with you. Please revise accordingly.

Response:

The Registration Statement has been revised and amended to provide greater clarification of the parties involved in the Omagine Project and their affiliations, if any, with the Company. (See: Description of Business – The Omagine Project)

Form 10-Qs for the quarterly periods ended March 31, June 30, and September 30, 2008 (the ”2008 10Qs”).

Form 10-KSB for the fiscal year ended December 31, 2007 (the “2007 10KSB”)

Controls and Procedures

4.
We note that Item 4 of yow Form 10-Qs and Item 8A of your Form l0-KSB contain statements to the affect that the company's chief executive and financial officer concluded that the company's disclosure controls and procedures "are effective in timely alerting him to material information relating to the Company required to be included in the Company's periodic SEC filings." You use some but not all of the language in, the definition in Rule 13a-15(e). If you choose to refer to the definition of disclosure controls and procedures, the disclosure should track the language and include the entire definition. Please comply in future filings.

Response:

In all future filings our reference to the definition of disclosure controls and procedures at Item 4 of the Form 10-Q’s and Item 9A of the Form 10-K’s will track the language of and include the entire definition in Rule 13a-15(e). Since we were amending the 2008 Form 10Q’s and the 2007 Form-10KSB for the matter referenced in Comment No. 9 in your comment letter, we also made the change required by this number 4, except that for the 2007 Form-10KSB, Item 8A (not 9A) will be amended.

5.	Also, you disclose that “[t]here have been no significant changes in the Company's internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation." This statement is similar to but does not follow the language of Item 308(c) of Regulation S-K. Please revise future filings to be consistent with the language in Item 308(c) of Regulation S-K.

Response:

In all our future filings the language referenced in your comment #5 will be consistent with the language of Item 308(c) of regulation S-K.  Since we were amending the 2008 Form-10Q’s and the 2007 Form-10KSB, we also made the change required by this number 5.

Signatures

6.
Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the form, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction F(2) to Form 10-QSB and Instruction C(2) to Form 10-KSB.

In all our future filings our Controller & Principal Accounting Officer will sign the Form 10-Q or Form 10-K.  Since we were amending the 2008 10Qs and the 2007 10KSB, we also made the change required by this number 6.

Form 10-KSB for the fiscal year ended 12/31/07

Item 8A(T), page 47

7.	We note the statements concerning inherent limitations in internal control over financial reporting. For example, your management's report on internal control over financial reporting refers to "inherent limitations" of internal control over financial reporting. It also states that you "have not identified any (i) current material weaknesses considering the nature and extent of our current operations, or (ii) any risks or errors in financial reporting under current operations." These references suggest that your conclusion as to effectiveness may be qualified or subject to limitations. Please revise future filings to clearly state management's conclusion as to the effectiveness of the company's internal control over financial reporting.

Response:

This disclosure required under Item 8A (T) of the 2007 10KSB is also required under Item 9A (T) of our report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 10K”). The language under Item 9A (T) in our recently filed 2008 10K clearly states management’s conclusion as to the effectiveness of the Company’s internal control over financial reporting without including any qualifications. Since we were amending the 2007 10KSB, we also removed the qualifying language from Item 8A (T) of the 2007 10KSB as required by this number 7.

Exhibits
General

8.	In future filings, please include the management certifications as exhibits separate from the body of the filing, pursuant to item 601(b)(31) and (32) of Regulation SK

Response:

In all our future filings the management certifications will be included as exhibits separate from the body of the filing pursuant to Item 601(b) (31) and (32) of Regulation S-K.  Since we were amending the 2008 10Qs and the 2007 10KSB, we also made the changes required by this number 8.

9.	In this regard, we note that the certifications included in the Form 10-Qs and Form 10-KSB do not conform in all respects to the required language as set forth in Item 601(b)(31) of Regulation S-B. In particular, you omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. In addition, you use the outdated certification reference to "as of a date within 90 days prior to the filing date" instead of the end of the period covered by the report. Please file corrected periodic reports.

Response:

Pursuant to your comment, we propose to file corrected reports for the 2008 10Qs and the 2007 10KSB wherein the certifications conform in all respects to the required language as set forth in Item 601(b) 31 of Regulation S-B and of Regulation S-K.  Please see the marked copies of the 2008 10Qs and the 2007 10KSB attached hereto showing the changes required by this comment # 9 as well as the other changes made as indicated above in this letter.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Matthew Kamen at (212) 930-9700.

Very truly yours,

/s/ Michael Ference
Michael Ference

cc: Mr. Frank Drohan,
Chief Executive Officer